Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                               April                               2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date: April 6, 2004	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, April 5, 2004 Page 1 of 2

Change in segment reporting as of 2004

(ELUX) As of the first quarter of 2004, the Group’s garden equipment for the consumer market will be reported as a separate segment within Consumer Durables in the financial reporting. The new Outdoor Products segment also includes consumer outdoor products sold under the Husqvarna brand, previously reported within Professional Outdoor Products.

The new reporting structure reflects the organizational change within outdoor products in which all consumer and professional outdoor products have been combined under one management.

The tables below show financial key data, excluding items affecting comparability for 2003, 2002 and 2001 in accordance with the new reporting structure. Quarterly data for the new reporting structure is available at: www.electrolux.com/financials

Consumer Durables

Europe
SEKm, unless otherwise stated	2003	2002	2001
Net sales	44,267	45,128	44,694
Operating income	3,289	3,136	2,569
Operating margin, %	7.4	6.9	5.7
Net assets	5,873	6,613	8,239
Return on net assets, %	46.1	41.2	27.6
Capital expenditure	1,202	1,273	1,200
Average number of employees	27,788	29,837	30,533

North America
SEKm, unless otherwise stated	2003	2002	2001
Net sales	32,247	35,245	32,752
Operating income	1,583	2,027	807
Operating margin, %	4.9	5.8	2.5
Net assets	7,683	8,678	10,055
Return on net assets, %	18.8	20.4	8.3
Capital expenditure	618	477	922
Average number of employees	15,249	15,101	13,544

Rest of the world
SEKm, unless otherwise stated	2003	2002	2001
Net sales	12,544	14,796	14,932
Operating income	0	55	317
Operating margin, %	0.0	0.4	2.1
Net assets	4,420	4,114	6,639
Return on net assets, %	0.0	1.0	5.1
Capital expenditure	470	406	335
Average number of employees	15,389	17,484	18,830

Outdoor Products
SEKm, unless otherwise stated	2003	2002	2001
Net sales	17,223	18,229	18,541
Operating income	1,493	1,445	952
Operating margin, %	8.7	7.9	5.1
Net assets	4,498	5,068	5,850
Return on net assets, %	25.6	22.8	13.6
Capital expenditure	560	566	655
Average number of employees	5,633	4,415	4,269

Professional Products

Professional Indoor Products
SEKm, unless otherwise stated	2003	2002	2001
Net sales	8,113	10,887	17,073
Operating income	556	753	1,070
Operating margin, %	6.9	6.9	6.3
Net assets	974	1,630	4,771
Return on net assets, %	38.3	22.0	15.7
Capital expenditure	278	295	657
Average number of employees	6,126	7,995	14,429

Professional Outdoor Products
SEKm, unless otherwise stated	2003	2002	2001
Net sales	9,596	8,719	7,523
Operating income	1,462	1,431	1,297
Operating margin, %	15.2	16.4	17.2
Net assets	4,117	3,746	2,626
Return on net assets, %	35.0	49.0	45.4
Capital expenditure	283	227	209
Average number of employees	5,759	5,781	4,057

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.

PRESS RELEASE	Stockholm, April 5, 2004 Page 1 of 1

Electrolux annual report now on the Group’s web site

(ELUX) The Electrolux Annual Report for 2003 is available on the Group’s web site as of today, at www.electrolux.com/annualreport2003. The printed version is now being distributed and can also be ordered from Electrolux Investor Relations at +46 8 738 60 03.

The annual report includes comprehensive comments on vital strategic issues by the President and CEO and an extended section on corporate governance.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.